Filed by Nuveen Quality Municipal Income Fund (Commission File No. 333-248994)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Maryland Quality Municipal Income Fund (Commission File No. 811-07486)

YOUR vote makes a difference. Please vote TODAY

Shareholder Name

Address

Address

Address

Reference Number:

URGENT NOTICE – UPCOMING SHAREHOLDER MEETING

Dear Shareholder:

We have not received your vote for important proposal(s) for your Fund. After careful consideration, your Fund’s Board recommends that you vote FOR the proposal(s). The meeting has been adjourned to allow shareholders more time to vote.

The Fund, and indirectly its common shareholders, will bear a portion of the costs of the Reorganization, whether or not the Reorganization is consummated. Please VOTE NOW to save the cost of additional solicitations.

We urge you to vote before March 17, 2021, the date of your Fund’s

Shareholder Meeting.

Voting takes only a few minutes and can be done over the phone. Please call:

1-866-905-8147 (toll-free)

Hours: 9:00 a.m. - 11:00 p.m. (ET) – Monday through Friday

12:00 p.m. - 6:00 p.m. (ET) – Saturday

You will connect with a representative of Computershare, the firm helping your Fund gather votes, who will:

•	Use the reference number above to locate your voting record.
•	Take your vote over the phone, quickly and easily – it only takes a few moments.
•	Ensure the line is recorded for your protection.
•	Send you a confirmation of your vote by mail.

Thank you for your consideration of the proposal(s) and for investing with Nuveen Funds.

Sincerely,

Mark L. Winget

Vice President and Secretary

The Nuveen Closed-End Funds